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                                  EXHIBIT 11

                                 AIRGAS, INC.

                        EARNINGS PER SHARE CALCULATIONS

                                Three Months Ended           Six Months Ended
                                  September 30,                September 30,
                                1996           1995         1996       1995
                                ____           ____         ____       ____
Adjustment of Weighted Average
Shares Outstanding:

Shares of common stock
outstanding - weighted        65,490,000  62,489,000   64,700,000   62,191,000

Add: Net common stock
equivalents                    3,081,000   2,863,000    3,105,000    3,021,000

Less: Airgas shares held by
National Welders Supply -
weighted                        (911,000)        --      (455,000)          --
                              __________  __________   __________   __________
 Adjusted shares outstanding  67,660,000  65,352,000   67,350,000   65,212,000
                              ==========  ==========   ==========   ==========

Net earnings                 $11,310,000 $ 9,335,000   22,460,000   18,789,000
                              ==========  ==========   ==========   ==========

Earnings per share           $       .17 $       .14  $       .33   $      .29
                              ==========   =========   ==========    =========

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Earnings per share amounts were determined using the treasury stock method.
This method assumes the exercise of all dilutive outstanding options and warrants and the use of the aggregate proceeds therefrom to acquire the Company's outstanding common stock. Net earnings were divided by the weighted average number of shares outstanding adjusted for the assumed exercise of the options and warrants outstanding and repurchase of common stock to calculate per share amounts.



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